

Mail Stop 3233

July 20, 2016

Via E-Mail
Mr. Jeremy B. Wegner
Chief Financial Officer
Chatham Lodging Trust
222 Lakeview Avenue, Suite 200
West Palm Beach, FL 33401

        Re: Chatham Lodging Trust
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 29, 2016
             File No. 001-34693

Dear Mr. Wegner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Revenue, page 44

1. We note your disclosure on page 45 that Occupancy, ADR, and RevPAR results for your wholly owned hotels are presented in each period to reflect operation of the hotels regardless of your ownership interest during the periods presented. Please clarify to us whether those metrics include results of hotels acquired for periods prior to ownership. If so, in future filings please include a balanced disclosure of those metrics without the referenced adjustments. Describe the source of pre-acquisition results and any adjustments made to those results and consider disclosing whether the pre-acquisition results were audited or reviewed by the company's auditors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and
Commodities